VIA EDGAR

June 2, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tim Buchmiller and Suzanne Hayes

Re: Calliditas Therapeutics AB
Acceleration Request for Registration Statement on Form F-1
File No. 333-238244

Dear Mr. Buchmiller and Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Calliditas Therapeutics AB (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 4, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Kristopher D. Brown at (212) 813-8821 or Michael J. Rosenberg at (212) 813-8885. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Kristopher D. Brown, by facsimile to (646) 558-4265 or Michael J. Rosenberg, by facsimile to (646) 558-4102.

If you have any questions regarding this request, please contact Kristopher D. Brown of Goodwin Procter LLP at (212) 813-8821 or Michael J. Rosenberg of Goodwin Procter LLP at (212) 813-8885.

Sincerely,

Calliditas Therapeutics AB

/s/ Renée Aguiar-Lucander
Renée Aguiar-Lucander
Chief Executive Officer

cc:	Fredrik Johansson, Calliditas Therapeutics AB

Kristopher D. Brown, Esq., Goodwin Procter LLP

James Xu, Esq., Goodwin Procter LLP

Michael J. Rosenberg, Esq., Goodwin Procter LLP